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                          Filed by PRI Automation, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934


                          Subject Company: PRI Automation, Inc.
                          Commission File No.: 000-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

SAFE HARBOR STATEMENT

The following contains forward-looking statements related to the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory review and shareholder approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements are subject to additional known and unknown risks and uncertainties including, without limitation, the risks described in our press release and other risks and uncertainties described in the companies' public filings and in the Registration Statement to be filed with the Securities and Exchange Commission.


To: PRI Employees

From: Cosmo Trapani, Chief Financial Officer

Date: November 7, 2001

Re: Frequently-Asked Questions Regarding the Proposed Brooks Merger and Its Effects on
      PRI Shareholders, Option Holders and Employee Stock Purchase Plan Participants
      ------------------------------------------------------------------------

On October 23, 2001, PRI Automation, Inc. entered into an Agreement and Plan of Merger with Brooks Automation, Inc., and Brooks's wholly owned subsidiary Pontiac Acquisition Corp. Following the proposed merger (the "Merger"), PRI will become a wholly owned subsidiary of Brooks. The Merger, which is expected to close in the first calendar quarter of 2002, is subject to certain conditions, including antitrust review by the U.S. Federal Trade Commission or Justice Department and approval by Brooks stockholders and PRI stockholders at special meetings expected to be held in the first calendar quarter of 2002.

A number of PRI employees have asked for preliminary information about the proposed Merger and its effect on their stock options, the shares they already own, and PRI's Employee Stock Purchase Plan. We've answered some of these Frequently Asked Questions below.

Note: THE INFORMATION BELOW IS PRELIMINARY AND IS GIVEN AS OF THE DATE OF THIS MEMO. IT IS NOT INTENDED AS A COMPLETE DESCRIPTION OF THE MERGER OR ITS MATERIAL EFFECTS. You can find additional information about the proposed Merger in the documents that PRI has filed and will file with the

Securities and Exchange Commission, including our Current Report on Form 8-K filed on October 26, 2001. Also, Brooks will file a registration statement on Form S-4 with the SEC in connection with the Merger, which will include a joint proxy statement-prospectus to be distributed to stockholders of Brooks and PRI. You are encouraged to read the registration statement, including the joint proxy statement-prospectus, because it will contain important information about the Merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's Web site [http://www.sec.gov] and from Brooks and PRI.

CAN YOU EXPLAIN THE STRUCTURE OF THE TRANSACTION?
In its simplest terms, the proposed acquisition of PRI by Brooks is a stock transaction whereby the shareholders of PRI will surrender their PRI shares in exchange for Brooks shares. For each share of PRI common stock, shareholders will receive .52 shares of Brooks common stock.

Though the proposed transaction takes the legal form of a merger between PRI and Brooks's wholly-owned subsidiary and is referred to as the "Merger," it is in essence an acquisition of PRI by Brooks.

HOW WAS THAT "EXCHANGE RATE" DETERMINED?
PRI management negotiated the exchange rate based on a number of factors, including the respective current share prices of Brooks and PRI shares. As of the date of the Merger Agreement, PRI common stock was trading at approximately $12, and Brooks stock was trading at approximately $33. At an exchange rate of
 .52, one share or $12 worth of PRI common stock would be exchanged for .52 shares of or approximately $17.16 worth of Brooks common stock. THE EXCHANGE RATE IS CONSTANT, AND FLUCTUATIONS IN THE PER-SHARE PRICE OF PRI AND BROOKS SHARES BETWEEN THE DATE OF THE MERGER AGREEMENT AND THE EFFECTIVE DATE OF THE MERGER WILL AFFECT THE VALUE OF BROOKS SHARES TO BE RECEIVED BY PRI STOCKHOLDERS.

WHAT IS THE "RECORD DATE"?
The "record date" is the date set by PRI to determine which stockholders are entitled to vote on the Merger. Stockholders of record as of the record date are entitled to receive notice of, and to vote on the Merger. The record date for determining stockholders entitled to vote is typically set several weeks ahead of the meeting, in order to enable PRI to get an accurate count of stockholders and to mail them the appropriate notice and other documents. We currently expect that the record date for the Merger will occur sometime in December 2001. If you are not a holder of PRI common stock as of the record date, then you will not be entitled to vote on the Merger. You will not be mailed a copy of the proxy statement-prospectus and you should get a copy from Investor Relations instead.

The record date establishes who can vote on the Merger. But even of you do not hold shares of PRI common stock on the record date, you will be affected by the Merger if you hold PRI options or participate in the 2000 Employee Stock Purchase Plan (the "ESPP") on the date that the Merger becomes effective. Currently, we expect that the meetings of Brooks and PRI stockholders will take place in the first calendar quarter of 2002, and that if both companies' stockholders vote to approve the Merger it will become effective the next day. The effect of the Merger on your options and on the ESPP is discussed below.

HOW DOES THE MERGER AFFECT MY STOCK OPTIONS?
To explain this issue, we need to begin with some definitions. A stock option is a contract entitling the holder (an employee) to purchase a share of the Company's stock at some future time for a specific price. That price is called an "exercise price." Options generally "vest," or become exercisable, in increments over several years. Once options vest, employees can exercise them to purchase shares of PRI common stock by paying the per-share exercise price.


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Until the Merger is complete, there will be no change to existing employee stock options. Subject to your continued employment with PRI, your PRI options will continue to vest, and you may exercise options that are vested, according to their terms. (Note: As you are aware, PRI is currently in the "blackout period" and under company policy, certain employees may not sell any shares of PRI stock, including shares obtained upon exercise of options, until two business days following publication of our press release announcing preliminary operating results for the fiscal year ended September 30, 2001. Our earnings announcement for the quarter and fiscal year ended September 30, 2001 is tentatively scheduled for November 20.)

Unless you are subject to a blackout, if you own PRI shares you may continue to hold or sell them in the open market as you have always done in the past. If you exercise options before the effective date of the Merger and decide to hold the shares, then once the merger is completed you will receive .52 shares of Brooks stock for every share of PRI stock that you own as of the effective date of the Merger.

WHAT HAPPENS TO MY OPTIONS AT THE TIME OF MERGER?
Under the Merger Agreement, outstanding and unexercised options will automatically be converted into options to purchase Brooks common stock as per the following example:

An employee has an option to purchase 100 shares of PRI common stock at an exercise price of $10.57 per share. To exercise the option to purchase all 100 shares, the employee would pay $1,057 (100 times $10.57)

Under the Merger Agreement, the conversion ratio between Brooks and PRI stock is .52.

This means that: (a) the option to purchase 100 shares of PRI Stock will become an option to purchase 52 shares of Brooks common stock; and (b) the exercise price for a share of Brooks stock under the option will become $20.33. (10.57 divided by .52).

Therefore, the option to purchase 100 PRI shares at an exercise price of $10.57 per share would become an option to purchase 52 Brooks shares at an exercise price of $20.33 per share. The cost to purchase the 52 shares of Brooks stock would be $1,057 (52 times $20.33), the same aggregate exercise price as for the 100 PRI shares before the Merger.

WILL MY OPTIONS CONTINUE TO VEST?
All outstanding options as of the effective date of the Merger, as adjusted per the example above, will continue to be subject to all of the other existing terms and conditions applicable to PRI options before the Merger, including the terms relating to vesting, expiration and exercise.

During your continued employment, your options will continue to vest based upon the same schedule and same terms as provided in the current option agreement.

WHAT HAPPENS TO PRI STOCK I ALREADY OWN?
The Merger Agreement states that each issued and outstanding share of PRI common stock, other than shares as to which dissenters' rights are perfected*, will convert into .52 shares of Brooks common stock upon completion of the Merger.

For example if you own 100 shares of PRI, you will have the right to receive 52 shares of Brook stock in the Merger.

Persons holding PRI stock on the record date for determining stockholders entitled to vote on the proposed Merger will receive notice of a special PRI stockholders' meeting and a proxy statement-prospectus relating to the Merger. The proxy statement-prospectus will contain detailed information


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about the Merger, including the effect on outstanding shares of PRI common stock. Please watch your mail and read the proxy statement-prospectus carefully when it arrives.

WHAT ABOUT THE EMPLOYEE STOCK PURCHASE PLAN?
The 2000 Employee Stock Purchase Plan states that, in the event of a merger or similar transaction, the then-current offering period under the plan will end on the day before the merger is completed. In that case, stock would be purchased on behalf of plan participants the day prior to the Merger closing date (currently, we anticipate that the closing date will occur in calendar Q1 2002).

For example, if the Merger is approved by stockholders and scheduled to take place on March 1, 2002 stock will be purchased under the plan for the benefit of participating employees on February 28, 2002. The price per share will be determined by the lower of the price at the beginning of the period or the price on February 28, 2002. The price at the beginning of the period, October 1, 2001, was $10.11. If the price on February 28, 2002 were higher than $10.11, then plan participants as of the end of the offering period would be entitled to purchase shares at 85% of $10.11, or $8.59 per share.

As in other offering periods, the employee would have the opportunity to sell the PRI stock on the day of issuance, subject to any applicable black-out period. On the effective date of the Merger, any unsold PRI shares would be converted to .52 shares of Brooks stock.

To illustrate, if an employee had a total of $859 withheld from her paycheck for the ESPP as of the day before the Merger becomes effective, then 100 shares of PRI stock would be purchased through the plan on her behalf on that date and, unless the shares were sold that day, those PRI shares would convert into 52 shares of Brooks common stock in the Merger on the next day.

WHAT ARE THE TAX EFFECTS TO ME OF THE MERGER?
Even though a number of employees may have similar questions regarding taxes, this type of memorandum is not an appropriate forum for a discussion of tax issues because the tax effect of the Merger on each person would likely be affected by factors unique to the individual. The proxy statement-prospectus to be mailed to stockholders will contain a general description of the material federal income tax consequences of the Merger. Furthermore, because the description in the proxy statement-prospectus will only be general and will not deal with tax consequences other than federal income tax consequences, you should consult your tax advisor about the particular tax consequences of the Merger to you.

HOW DO I GET MORE INFORMATION?
Brooks will file a registration statement relating to the Brooks shares to be issued in the Merger and Brooks and PRI will file a joint proxy statement-prospectus with the SEC in connection with the Merger. PRI will mail a copy of the proxy statement-prospectus to all PRI stockholders as of the record date for the Merger. You should read the Registration Statement and the joint proxy statement-prospectus carefully when they become available. These documents will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. If you do not receive the proxy materials because you are not a stockholder as of the record date, then you can get a copy from PRI Investor Relations.

Also, Corporate Finance will set up meeting times where employees can have individual questions answered. A schedule of meeting times will be published shortly. Also, we intend to update and republish this list of Frequently Asked Question, if employees ask additional questions that appear to be of general interest to PRI employees and option holders.

* Dissenters' rights exist under a section of Massachusetts law that provides stockholders, under certain circumstances, to elect to be paid the fair value of their shares instead of receiving the negotiated merger


                                      -4-

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consideration. The proxy materials and notice of the special stockholders'
meeting will contain a full description of dissenters' right and how to exercise them.

                                      * * *

ABOUT PRI AUTOMATION, INC.
PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. PRI has thousands of systems installed at approximately one hundred locations throughout the world. For more information visit PRI online at www.pria.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as follows:

for Brooks:                                for PRI:
John Biasi                                 Michelle Goodall Faulkner
Vice President of Marketing                Director of Corporate Communications
978-262-5799                               978-670-4270 ext. 3161
john.biasi@brooks.com                      mfaulkner@pria.com.

Brooks, PRI and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of PRI and Brooks with respect to the transaction contemplated by the merger agreement. The joint proxy statement-prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction. Information regarding PRI's officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. Information regarding Brooks's officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. Free copies of these documents may also be obtained from the SEC's website or from each of the companies' Investor Relations Departments, as described above.


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